                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   22575M 10 0
                                 (CUSIP Number)

                                 Melissa Parrish
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

                  Richard E. Rainwater

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:        -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   -0-
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             /X/

13.      Percent of Class Represented by Amount in Row (11):  0.0%

14.      Type of Reporting Person:  IN



                               Page 2 of 6 Pages

1.       Name of Reporting Person:

                  Rainwater, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization:
         Rainwater, Inc. is a corporation organized under the laws of the State of Texas.


                           7.       Sole Voting Power:        -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   -0-
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             / /

13.      Percent of Class Represented by Amount in Row (11):  0.0%

14.      Type of Reporting Person:  CO




                               Page 3 of 6 Pages

         Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends that Schedule 13D Statement dated July 3, 1997, as amended by Amendment No. 1 dated February 25, 2000 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Stock") of Crescent Operating, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated herein, all defined terms used herein shall have the meaning ascribed to those terms in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         Item 1 hereby is partially amended by restating the last sentence thereof as follows:

         The address of the principal executive offices of the Issuer is 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2(a) through (c) hereby is partially amended by deleting J. Randall Chappel from the table of executive officers and directors of RI and inserting into that table Melissa T. Parrish as follows:

Melissa T. Parrish         Vice President -                   Officer of                Rainwater, Inc.
777 Main Street            Finance and Administration         Rainwater, Inc.           (see above)
Suite 2250
Fort Worth, TX 76102

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 hereby is partially amended by adding at the end thereof the following:

         As a result of the occurrence of the event described in Item 5(c), all of the shares of Stock outstanding immediately prior to the Effective Time (as defined in Item 5(c)) were cancelled as of the Effective Time and accordingly all references hereinabove to plans, proposals or potential actions relating to or which might result in any of the matters enumerated in Item 4 (a) through (j) of Rule 13d-101 are irrelevant.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) through (c) and (e) hereby is amended and restated as follows:

         (a) Because of the occurrence of the event described in Item 5(c), Mr. Rainwater and RI each is the beneficial owner of zero shares of the Stock and there are no shares of the Stock outstanding.

         (b) Because of the occurrence of the event described in Item 5(c), Mr. Rainwater and RI each has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of zero shares of the Stock.




                               Page 4 of 6 Pages

         (c) Pursuant to the Plan of Reorganization of Issuer confirmed by the United States Bankruptcy Court for the Northern District of Texas in In Re Crescent Operating, Inc., Debtor (Case No. 03-42406-DML-11), the Issuer on January 18, 2005, filed with the Secretary of State of Delaware an amendment to the Issuer's Certificate of Incorporation automatically cancelling as of the date and time of such filing (the "Effective Time") each outstanding share of Stock and converting the same into a "right to receive that number of common shares of beneficial interest [of Crescent Real Estate Equities Company as provided] in the manner and upon the terms set forth in the Plan of Reorganization." Also pursuant to that Plan of Reorganization, all Stock options were cancelled effective January 18, 2005.


         (d) No material change.

         (e) As a result of the occurrence of the event described in Item 5(c), as of January 18, 2005 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby is partially amended by adding at the end thereof the following:

         Exhibit D - Agreement pursuant to Rule 13d-1(k)(iii)

         Exhibit E - Power of Attorney authorizing Melissa T. Parrish to sign on behalf of Mr. Rainwater (filed as Exhibit 6 to Amendment No. 4 to that Schedule 13D Statement filed October 30, 2002 relating to the Common Shares of Beneficial Interest of Crescent Real Estate Equities Company, and incorporated by reference as an exhibit hereto).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March 28, 2005


                  /s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
                  --------------------------------------------------------------
                  Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact


                  RAINWATER, INC.

                  By: /s/ Melissa T. Parrish
                      ----------------------------------------------------------
                           Melissa T. Parrish, Vice President - Finance and Administration




                               Page 5 of 6 Pages

                                    EXHIBIT D

         Pursuant to Rule 13d-1(k)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

Dated: March 28, 2005


                  /s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
                  --------------------------------------------------------------
                  Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact


                  RAINWATER, INC.

                  By: /s/ Melissa T. Parrish
                      ----------------------------------------------------------
                           Melissa T. Parrish, Vice President - Finance and Administration



                               Page 6 of 6 Pages